Fuzhou　　　租 赁 合 同

甲方：福州开发区琅岐四季会议接待有限公司

乙方：福建教育传媒有限公司

经双方友好协商，订立如下租赁协议。

1、甲方同意将位于琅岐镇龙鼓度假村 18 号望江楼　　房出租给乙方作为办公地点。

2、租赁期由 2004 年 10 月 8 日—2014 年 10 月 8 日，租赁期拾年。

3、租金为每年 1500 元，乙方应由每年 7 月 1 日前一次性付给甲方。

4、乙方在租赁期内不得随意转租或变更用途，若需改变建筑物形状或改建装修时要经得甲方同意。

5、租赁期满，乙方在同等条件下有优先续租权。

6、本协议未尽之处，由双方友好协商解决。

7、本协议一式伍份，甲、乙方各执两份，存档一份。

甲方：

代表：

乙方：

代表：

签定日期：2004 年 10 月 8 日